

July 13, 2015

Andrew Warren
Senior Executive Vice President and
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, MD 20910

      **Re: Discovery Communications, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2014
           Filed February 19, 2015
           File No. 001-34177**

Dear Mr. Warren:

     We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Robert S. Littlepage, for

                                   Larry Spirgel
                                   Assistant Director